Filed by Anchor Gaming pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: International Game Technology Commission File No. 1-10684

    This document contains certain forward-looking statements regarding Anchor Gaming within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although Anchor Gaming believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in Anchor Gaming's forward-looking statements due to certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks regarding the final amount of the one-time charges; the risk that we may not meet our projected financial results for the fourth quarter of fiscal 2001 or fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relate to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the previously announced restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; the possibility of an adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; the possibility of an adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term; and other factors described from time to time in Anchor Gaming's reports filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2000 and Forms 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

Other Legal Information

    Anchor Gaming and International Game Technology expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning a proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Anchor Gaming and International Game Technology may be obtained free of charge by contacting Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attn: Investor

Relations (tel 702-896-7568), or International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511, Attn: Investor Relations (tel 775-448-7777).

    Anchor Gaming, International Game Technology and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor Gaming and International Game Technology in connection with the transaction. The directors and executive officers of Anchor Gaming and their beneficial ownership of Anchor Gaming common stock are set forth in the proxy statement for the 2000 annual meeting of Anchor Gaming. The directors and executive officers of International Game Technology and their beneficial ownership of International Game Technology common stock are set forth in the proxy statement for the 2001 annual meeting of International Game Technology. You may obtain the proxy statements of Anchor Gaming and International Game Technology free of charge at the SEC's website (http://www.sec.gov). Stockholders of Anchor Gaming and International Game Technology may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

    The communication filed herewith is the transcript of Anchor Gaming's fourth quarter and year-end FY2001 earnings conference call of August 8, 2001, which also discusses the proposed merger transaction between International Game Technology and Anchor Gaming.

* * * * *

    The following is a transcript of Anchor Gaming's fourth quarter and year-end FY2001 earnings conference call of August 8, 2001. This transcript and the audio playback of the call are available on our website, http://www.anchorgaming.com, in the "Investor" section under "Conference Calls."

Q4 FY2001 EARNINGS CONFERENCE CALL
August 8, 2001
 Participants:
T.J. Matthews, Chairman, CEO, and President (TJM)
Geoff Sage, CFO and Treasurer (GS)

INTRODUCTION (TJM)

    Thank-you Jill and good afternoon to everyone on the call. This is T.J. Matthews and I am the CEO of Anchor Gaming. I want to thank you for joining us today for our fiscal 2001 fourth quarter and our year-end earnings conference call and live webcast as well. I am pleased to have with me on today's call Geoff Sage, our CFO. Once again this quarter, we will make the transcript and a replay of this call available on our website, along with a profitability analysis, by segment, for both the quarter and the year ended June 30th, 2001. The information that is provided in those documents should help supplement what we discuss here today on our call. In addition, this script, as well as a transcript of this call, including the Q&A portion, will be filed as Rule 425 Prospectuses as we plan to discuss the pending merger that is to take place between Anchor Gaming and IGT and that was announced this past July 8th.

    We had a very, very good quarter. We are reporting $1.24 in EPS and $57 million in EBITDA, both of these numbers before one-time charges, and it was led by our record quarter in the Joint Venture with IGT. Certainly, the most significant event since our last earnings conference call was the July 8th announcement that we had agreed to a definitive merger with our long-time joint venture partner, IGT. And in discussing that merger later today, we'll include the strategic rationale from our perspective, and we'll get to that once Geoff runs through the financial results.

    Afterward, we will open the phone lines to any questions that you may have. Geoff, I'll turn it to you.

FINANCIAL PERFORMANCE DURING THE QUARTER (GS)

    Thanks, T.J. Before I begin, let me remind everyone that we will make a number of forward-looking statements today and that actual results could differ materially from those projected in any of our forward-looking statements. We have provided information in our Form 10-K for Fiscal 2000, our Forms 10-Q for the first three quarters of Fiscal 2001 and today's press release that concern some of the factors that could cause actual results to differ materially from those in any of our forward-looking statements. You can access these filings and today's press release through our website at anchorgaming.com.

    Before I get into the numbers I just want to state that the numbers that I will be referring to today generally exclude two things, the effect of our December sale of the Sunland Park racetrack and casino in New Mexico, which we did in December, and the effect of one-time charges. We have provided schedules within today's press release as well as on our web site that will help reconcile historical GAAP numbers to these pro-forma amounts.

    One other item of a somewhat housekeeping nature, beginning with this earnings release we are reporting our earnings from our joint venture with IGT in a manner that is consistent with the change in reporting that IGT made just last month. There are two components of revenue we receive from the relationship with IGT. The majority is now accounted for in the Earnings from Unconsolidated Affiliates line item and the balance, which is received in the form of royalties, will remain in the gaming machine revenue line item. Previously, both of these amounts were included in our gaming machine revenue line item. Now, on to our quarterly results.

    Anchor Gaming today reported operating results for both our fiscal fourth quarter and our year ended June 30th, 2001. For the fourth quarter, when compared to last year's fourth quarter, revenues and equity earnings increased slightly to $131 million, "EBITDA" (which we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation expense and one-time charges) increased 16% to $57 million, and EPS increased 48% to $1.24 per share.

    Year-over-year, revenues and equity earnings increased 6% to $502 million, EBITDA increased 17% to $206 million, and EPS increased 31% to $3.64 per share.

    Quarter-over-quarter, our cost of revenues decreased 6% to $59 million while year-over-year our cost of revenues increased 3% to $236 million. Our gross margin percentage, without regard to our joint venture equity pickup, was 36% for both the quarter and the year.

    Our SG & A was $17 million for both this and last year's fourth quarter and $62 million for the year compared to $65 million last year. Depreciation and amortization was $11 million for this year's fourth quarter and $13 million for last year's fourth quarter while D&A for the year was $53 million and $48 million last year. R&D was $3 million for this year's fourth quarter compared to $4 million last year while R&D for the year was $13 million compared to $17 million last year.

    Looking at our balance sheet, at June 30th we had cash of $24 million, working capital of $18 million, and long-term debt of $406 million. We repaid $38 million under our senior facility during the fourth quarter and during the year we repaid $65 million. As of today we have approximately $178 million of unused borrowing capacity and a leverage ratio of about 2 times. Our cap ex for the fourth quarter was $6 million and it was $36 million for the year.

    Our consolidated operating results were strong this quarter and provide a solid foundation for operating results going forward.

Guidance

    Before I attempt into the segment detail, I do want to provide some guidance relative to our street estimates and for modeling purposes going forward.

    Our expectations regarding EPS is that it will be at least $1.25 for Q1 fiscal 2002 and at least $5.00 for the full fiscal year 2002. Regarding fiscal 2003, I will just remind everybody that our internal goal is to grow year-over-year EPS by at least 15%.

    During fiscal 2002, we expect quarterly SG & A to be in the $14-$16 million range, quarterly R&D to be in the $3-$5 million range, and quarterly depreciation and amortization to be in the $10-$12 million range. Furthermore, we expect quarterly interest expense to be in the $8-$10 million range, but this could obviously be affected by changes in interest rates or how we ultimately deploy our free cash flow. We are currently estimating our average diluted share base to be approximately 15.8 million shares for Q1 and approximately 16.0 million shares for the full fiscal year 2002.

    Going forward, we expect cap ex to be approximately $7.5 million per quarter, or about $30 million for all of fiscal 2002.

FOURTH QUARTER PERFORMANCE BY SEGMENT (GS)

Gaming Machines

    Now I'll take a walk through each of our segments, starting with our gaming machines segment which contributed $53 million in revenue and equity earnings during our fourth quarter, 41% of our total revenue and equity earnings, and 28% more than last year's fourth quarter. This segment's EBITDA in the fourth quarter was $47 million, or 82% of our total EBITDA. In this segment, our EBITDA increased 40% over the June 2000 quarter. For the year, the segment grew revenues and equity earnings 24% to $191 million and grew EBITDA 48% to $168 million.

    Our fourth quarter revenue and equity income from our Joint Venture with IGT grew to a record $39 million, 36% higher than the prior year fourth quarter, and up from $35 million last quarter. For the year, revenue and equity earnings from the JV increased 43% to $141 million.

    And yet, the game placements in the JV, total games placed at June 30th grew to 16,266 games, an increase of 4,879 games since June 2000 and an increase of 803 games since March 31st. These figures include 1,656 I Dream of Jeannie wheel games, 4,700 Video Wheel of Fortunes, almost 7,200 traditional Wheel of Fortunes and more than 2,000 conversions. The JV's current backlog exceeds 600 games, mostly I Dream of Jeannies and Conversions.

    Our Anchor Games stand-alone business had fourth quarter revenue of $16 million, an increase of $2 million, or 10%, from the prior year fourth quarter. Costs this quarter in our stand-alone business were $7 million, flat when compared to the prior year's fourth quarter.

    Our installed base of stand-alone machines was 3,344 games at June 30th compared to 3,963 games at the end of the prior year and 3,454 games at the end of March.

    The quarter again established a benchmark for Anchor's gaming machine segment, as our total installed base topped more than 19,600 units for the first time. Turning to our development efforts for a moment, we have several new wheel-themed products that will be unveiled at the October gaming show. The products are being developed as part of our joint venture with IGT. "American Bandstand" will be submitted for approval to Nevada gaming authorities next month. We plan to submit the game "Elvira" for approval by next spring. Both games are 960-based video games available in both upright and slant-top versions.

    We have also a new line of Barcrest games also being developed in the JV that are designed for the S-2000 platform.

    As for our Anchor Games stand-alone business, we are reintroducing the Wheel of Gold on the Bally S-6000 platform and we hope to have that approval soon.

    And also at the October show, we will be demonstrating our pachinko-style bonus game we're developing together with Mikohn.

    On the IP front, we are pleased to announce that certain patent rights related to cashless gaming that are owned by Anchor, IGT, MGM-Mirage and Bally were licensed to Aristocrat Gaming. The signing of this agreement means that most of the major gaming equipment companies have now agreed to licenses with the IP consortium.

Gaming Operations

    In Gaming Operations, during the fourth quarter, that segment generated $37 million in revenue, or 28% of our total revenue and equity earnings, and $10 million in EBITDA, or 17% of our total EBITDA. Revenue in that segment increased $2 million or 5%, from the prior-year fourth quarter and EBITDA increased a million dollars or 13% from the prior year fourth quarter.

    For the year, the Gaming Operation segment produced $142 million in revenue and $34 million in EBITDA.

    In looking at the operating units within this segment, we received management fees for the first time from the Pala Casino. During the quarter we recorded $2.7 million in total revenue and $2 million in pre-tax earnings from the relationship with the Pala Tribe. These amounts were in line with last quarter's guidance and as a result we will stand by our prior guidance of the relationship contributing $16 million in full year EBITDA and $13.5 million full year pre-tax profits to Anchor Gaming.

    In Colorado, our combined casino operations generated fourth quarter revenue of $22 million and costs of $14 million, both in line with last year's fourth quarter. When compared to the March quarter, revenue was up 4% and costs were flat. The Colorado casinos' EBITDA contribution was $4 million during the quarter. For the year, the Colorado casinos contributed $17 million of EBITDA on $86 million in revenue.

    We do anticipate that the Black Hawk Hyatt will open in November. We believe that that casino will have little effect on our revenue but may initially put some downward pressure on our operating margins.

    On our Nevada route, we operated almost 1,000 machines at 75 locations at quarter end. We generated $2.5 million of EBITDA on $11 million of revenue during the quarter. For the year, we generated $12 million of EBITDA on $43 million of revenue.

Gaming Systems

    In our Gaming Systems segment, we are very pleased with the progress made to date in our restructuring efforts at AWI, our on-line lottery subsidiary. We believe that all activities under the restructuring plan are substantially complete as of our year end.

    Our strategy in this segment is to continue to focus on our current customers and to develop innovative products that are truly incremental to the marketplace.

    In the fourth quarter, the Gaming Systems segment generated $41 million or 31% of our total revenue and equity earnings and $3.4 million or 6% of our total EBITDA. For the year, the Gaming Systems segment generated revenue of $168 million and EBITDA of $16 million.

    Looking at the individual business units within the system segments, for the quarter, AWI generated $29 million in revenue and $1.5 million in EBITDA. For the year, AWI generated $125 million in revenue and $11 million in EBITDA.

    In the fourth quarter, we recognized a couple of one-time charges at AWI. The first was a $1 million restructuring charge, primarily due to the elimination of certain positions. The second was a

$2.8 million charge related to a liquidated damages settlement with the Florida Lottery. Both of these items were contemplated last quarter when we told you we could have one-time charges of up to $10 million during our fourth quarter.

    In May, AWI successfully completed—and the Florida lottery certified—the final phase of conversion of the on-line lottery system there. AWI and the Florida State Lottery have now agreed upon and settled all outstanding issues related to liquidated damages associated with the system conversion. In addition, an agreement in principal has been reached with the Florida Lottery on a new long-term replacement contract that would be signed in the event that the current contract, which remains the subject of litigation, is eventually voided. We think it is important to note that despite numerous distractions, the Florida Lottery and AWI have still succeeded in generating record setting revenue levels for the Florida Lottery for the second year in a row.

    Our video lottery operation, VLC, generated quarterly revenue of $5 million and broke even on an EBITDA basis. For the year, VLC generated revenues of $22 million and also broke even on an EBITDA basis. VLC continues to focus on product development and international marketing.

    Our pari-mutuel wagering subsidiary, United Tote, generated quarterly revenue of $6.5 million and quarterly EBITDA of $2 million. For the year, United Tote generated revenue of $22 million and EBITDA of $4 million.

    And last week, United Tote announced the signing of a new customer, a five-year agreement with Sportsytems Corporation, a Delaware North Company, to supply pari-mutuel wagering equipment at the company's seven racetracks. That contract will commence on January 1, 2002.

    That concludes my financial and segment updates. I'll turn it back to you, T.J.

WRAP UP (TJM)

    Thanks, Geoff. Obviously, we believe that this has been a successful year for Anchor Gaming. Both as measured by our fiscal 2001 operating results but also our ability to establish a very bright future and the basis of substantial growth into fiscal 2002.

    In our Gaming Machines segment, the increased placement of I Dream of Jeannie and the Wheel of Fortune products, as well as the stability of the traditional Wheel of Fortune, continue to exceed expectations as we grow our total installed base by nearly 4,300 units during the course of our fiscal year. And obviously, the growth of the installed base has historically correlated with the growth of financial performance.

    In Gaming Operations, the Pala Casino is now an active part of our earnings stream and the initial reviews suggest that it will meet or exceed our initial expectations.

    And, our Gaming Systems segment, although having completed a very difficult year. In the third quarter we had begun that restructuring process at AWI. We now believe that we have taken many important steps to return that division to substantial profitability into fiscal 2002 and beyond.

    I'd like to speak a little bit about our pending merger with IGT. There aren't many new details since the July 8th announcement, but I will do my best to update you on the current events and address the rationale for the merger from the Anchor Gaming perspective.

    Anchor Gaming will become a subsidiary of IGT in a tax-free, stock for stock transaction. We've stated that the transaction should be completed by the end of January 2002, however employees at both companies are working very hard to get the transaction closed as soon as practical.

    We've completed a few important steps so far, although we really don't have any better clarity to a transaction closing date. Both companies made their Hart-Scott-Rodino filings and applications with the Nevada Gaming Commission. We should be filing our joint proxy statement by either the end of this week or early next week. We've also identified all the jurisdictions that we believe will require advance approval of the transaction and we're proceeding with the filing of those applications accordingly.

    Before I get into the strategic rationale for the merger, I want to address the two most frequently asked questions we've gotten since the merger announcement.

    The first question relates to the potential overlap in business operations. We see very few. In our stand-alone proprietary games business we have roughly 3,000 gaming machines on recurring revenue models in casinos. In addition, both companies distribute video lottery terminals and central control systems, albeit in different jurisdictions. In both situations the results of those operations are somewhat immaterial to the combined companies' earnings and cash flows. We also believe, much more importantly, that the business combination will benefit both existing and potential gaming machine and video lottery customers.

    The second question relates to the collar, really in two parts, why, and secondly, how does it work. Anchor's Board of Directors and management felt very strongly about securing the ability to protect the deal price at $50 per share. As a result of negotiating this issue, we also agreed to a ceiling of $75 per share. The mechanics of how the collar works are straightforward. Assuming that we are able to close within five business days of our stockholder meeting, if the average twenty day trading price of IGT common stock, three days preceding the stockholder vote, is less than $50, then the Anchor Board has the right to terminate. If Anchor exercises that right, the IGT Board has the right to adjust the exchange ratio as necessary to deliver the minimum $50 per share value.

    On the flip side, if the same calculation derived a price greater than $75, then the IGT Board has the right to terminate. And, if IGT exercises that right, the Anchor Board has the right to accept an adjustment to the exchange ratio as necessary to deliver the maximum $75 per share value.

    I would also...given the fact of those questions, I would like to address why we at Anchor Gaming believe the proposed transaction is one that is good for our stockholders as well as the stockholders of the combined companies. I think that the most compelling reason relates to the shared gaming machine revenue and earnings base that exists in the joint venture. When we operate in the joint venture context, Anchor cannot fully access IGT's development, marketing and distribution resources. By combining our efforts in a unified entity, we believe we can create a powerful engine to deliver more and better products to our customers. This, we believe, will enable us to grow the current earnings base for the benefit of the combined companies' stockholders. And our common philosophy relative to intellectual property should also be of help to the combined companies, delivering better products to our customers into the future.

    On the systems side, we believe that IGT management shares our vision of the on-line lottery business and has proven that they are extremely creative in delivering game content to casino floors, and therefore we are hopeful that they would be the same in the on-line lottery business. We believe that providing AWI access to IGT's international infrastructure, combining the two companies' creative expertise and financial strengths, could accelerate AWI's growth prospects.

    We believe the combined entity will be a much more substantial and financial entity with a strong balance sheet and tremendous access to low cost capital. The combined entity will generate over $2 billion in revenue and $700 million in EBITDA. Anchor's management team will manage a large portion of the combined entity's operations. We look forward to the challenges between now and closing the transaction, and further look forward to the post closing integration of the two companies. But most important, we look forward to executing the combined companies' growth strategies for the benefit of both the Anchor and IGT stockholders.

    That concludes our Fiscal 2001 fourth quarter and year end earnings call. We do appreciate the fact that you are interested in what we do here at Anchor Gaming, and Jill, we would like to open up the telephone lines for questions now.

Anchor Gaming Fourth Quarter & Full-Year Results
Q & A from Conference Call
 August 8, 2001

QUESTION:	Larry Haverty State Street Research
Larry:	Hi T.J.
T.J.:	Hi good afternoon
Larry:	Just simplistically it looked like free cash, just because debt went down, was $24 million in the quarter, right?
T.J.:	Yes Sir.
Larry:
Okay, so if you annualize that, the numbers aren't getting worse according to your forecasts, that's more or less $100 million a year so the company's got kind of a free cash flow yield somewhere in the neighborhood of 13 percent?
T.J.:	Yes, I think, those are all good calculations.
Larry:
Now, given that free cash flow yield and your marginal cost of debt, which I guess is somewhere around 7 percent and the cash generation, what are the potential to buy shares, you know, right now subject to the merger and then secondly just imagine if you weren't looking at a merger and had these forecasts what you would be doing?
T.J.:
Well, that's a good question because actually the environments are somewhat different from each other in terms of how we can go about using free cash. Of course the free cash flow generating capability of the company, you know, is impressive because it is in the neighborhood of $100 million per year. But we have the restricted payments issue given some of the large charges of this past fiscal year that we have not yet determined whether or not we need to resolve, and an independent company environment we would most likely try to resolve that restricted payment basket issue relative to our senior subordinated debt just from the stand point that it would give us much more flexibility and ways that we can use the cash including making new investments for growing the company but also buying back stock if that were in fact appropriate. In the case of a company that, you know, has a pending merger, we are not addressing restricted payments basket which very much limits the way that we can use free cash flow and that the primary use of free cash flow as a result would be to pay down debt.
Larry:	So when does that basket expire, cause I mean you're paying down debt pretty rapidly and the cash flow is growing?
T.J.:	Yeah, we think that the basket goes into the positive probably sometime thoroughly next calendar year and certainly for sure by the end of the fiscal year.
Larry:	Ok great, thanks a lot.
T.J.:	Thank you, Larry
QUESTION:	Sean George Stark Investment
Sean:	Yes, I just want to know where you are as far as filing with the Native American Gaming Association and the state gaming association?

T.J.:
Yeah, I mean, I think that there are a number of filings and certainly the NIGC is one of them that needs to be undertaken by the companies. It's kind of interesting and in the case of the NIGC, in that, IGT was already had a very active investigation of the company due to some of their other business relationships that necessitated such and so we think that there is certainly the possibility that approval could be realized and in a fairly timely manner but there are so many approvals required for this transaction. I'm not sure that focusing on any one of them is too appropriate. Certainly, in our script we talked about the fact that we have applied in Nevada, we have filed according to the Hart Scott Rodino Act with the Department of Justice and FTC, we obviously have a number of jurisdictions in which we need to either notify or file formal applications and we're doing all that in a timely manner. I mean, the goal here, of course, is that because January 31st is articulated as kind of the back end date, that doesn't mean that somehow that's the date we're working towards, we're working towards getting the deal approved as quickly as possible.
Sean:	Ok. And just to clarify on the proxy, you said early this week or early next week?
T.J.:	Either late this week or early next week is our intentions.
Sean:	Ok, great thank you
T.J.:	All right, thank you
QUESTION:	Michael Rosenthal Shenkman Capital Management
Michael:	Afternoon T. J.
T.J.:	Good afternoon.
Michael:	Are you in negotiations currently with Delaware regarding renewal in the lottery business?
T.J.:
Well, the process that's taking place in Delaware is that of an RFP for renewal of their lottery contracts and you know, certainly we have been the long standing supplier of services for both on-line lottery and video lottery services and so it's certainly our intention to compete for the renewals of that contract. We think that we have done a good job on that contract in the past and hopefully that will result favorably in the future. The nice thing about our on-line lottery business generally is that actually very few contracts come up for bid in the near future.
Michael:	I see. And then can you just repeat the EBITDA from the proprietary machines without the joint venture.
T.J.:	For the entire segment or just the joint venture?
Michael:	Non joint venture.
T.J.:
For the non joint venture? Just a moment while we fumble through this. The non joint venture EBITDA for the quarter was just a little over $5 million. And that was a very nice favorable variance as compared to both last quarter, March quarter, as well as last year's quarter and then the EBITDA for the fiscal year was about $18.5 million.
Michael:	And can you explain the major improvement there?
T.J.:
I think that there is some seasonality of revenues that are realized. There is also some amount of estimation that is done because of the accrual process having to kind of guess at what machine performances and I think during the March quarter we went out of our way to be, to kind of catch up and make sure we were adequately conservative in that regard and so there may have been some improvement there as well.
Michael:	I see, okay thanks a lot

QUESTION:	Jeff Gates ECS Value Fund
Jeff:	Yeah, I have got a question regarding the strategic timing of why you're doing a merger today as opposed to six months ago or a year from today?
T.J.:
Yeah, I think that there is no particular reason for timing other than for a very long time the companies have had, you know, conversations about this, some of them more formal than others and generally speaking the biggest obstacle to the companies agreeing on a merger has been valuation and during the course of the past few months some of the valuation issues had been resolved by the fact that, both Anchor and IGT from a market prospective had increased in value substantially, so at least in considering IGT currency as the means for a transaction it became more attractive. Obviously, we are concerned about delivering a minimum value to Anchor shareholders and thus the floor on the collar. In terms of should it be done now verses some time in the future, the fact of the matter is that these companies from a strategic point of view are likely to grow better together than apart and if you believe that, then sooner is better than later.
Jeff:	Right, I guess we always expected it, but we didn't expect a take under I guess, so that's the disappointment on this end of the phone.
T.J.:
Yeah, I hope that's not going to prove to be the case. I think that realistically speaking the valuations we hope we can realize from this transaction are longer term in nature. In the near term, certain valuations attached to the company, both from a multiple point of view as well as natural price point of view, are very much either along the lines of historical norms or in the case of price still very close to our historical high. Also, realize that a great amount of value has been lost over the course of the last few weeks, some of that having to do with factors that extend far beyond Anchor or IGT at this point. So I'm really optimistic of the fact that from a longer term point of view which is certainly the case of us as management and hopefully us representing shareholder interest, that Anchor having the resources of development and distribution and manufacturing made available to us by IGT is a much better provider of gaming machines. Having the international infrastructure and the capital access is a much better provider of gaming systems and within gaming operations capital certainly makes a difference and obviously Anchor brings management expertise in that regard and so we still obviously believe this is a good deal for us long term.
Jeff:	And what date did you file the Hart Scott?
T.J.:	July 30th.
Jeff:	Ok, so we should expect to hear what by August 30th if they're asking for additional information?
T.J.:	Yeah, it's a 30 day period and I'm not sure exactly how quickly we will talk publicly about the idea of whether or not we get comments but it will likely to be very soon thereafter.
Jeff:	Thank you.
T.J.:	You bet.

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